Exhibit 12.1

Allegheny Technologies Incorporated

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

(Unaudited)

Three
Months
Ended
3/31/2013
Income before income tax provision and cumulative effect of change in accounting principle	$15.3
(Income) loss recognized on less than fifty percent owned persons	8.6
Noncontrolling interest in the income of subsidiary with fixed charges	(1.6)

$22.3
Fixed Charges:
Interest expense	$13.8
Portion of rents deemed to be interest	1.9
Capitalized interest	9.6
Amortization of debt expense	0.9

Fixed charges excluding capitalized interest	26.2
Earnings adjustments:
Capitalized interest	(9.6)

Earnings, as adjusted	$38.9

Ratio of earnings to fixed charges	1.5